Contact

www.linkedin.com/in/brian-coleman-931535167 (LinkedIn)

Brian Coleman

CEO at 2 Row Brewing

Salt Lake City Metropolitan Area

Experience

2 Row Brewing

President

June 2015 - Present (7 years 9 months)

Midvale, Utah, United States